October 8, 2015	Mark R. Greer D (312) 807-4393 F (312) 827-8010 mark.greer@klgates.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we are transmitting herewith for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), post-effective amendment no. 2 to the Trust’s registration statement under the Securities Act, which also is amendment no. 6 to its registration statement under the 1940 Act (the “Amendment”).

Reason for Amendment. This Amendment is being filed in order to update the types of asset classes and instruments in which the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio (the “Fund”) may invest, as well as to revise the Fund’s investment strategies and the risks associated with such investment strategies.

Effective Date. This filing is being made pursuant to Rule 485(a)(1) under the Securities Act, with a designated effective date 60 days after the date of this filing.

Comments. Please direct any comments on this filing to the undersigned at (312) 807-4393 or to Alan Goldberg at (312) 807-4227.

Very truly yours,

/s/ Mark Greer Mark Greer